TOFAŞ Türk Otomobil Fabrikası A.Ş.

Tofaş Türk Otomobil Fabrikası A.Ş.
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Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

21.03.2003

Re: Information Furnished Pursuant to
Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b)under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith one copy of the "Financial Statements as of December 31, 2002 together with report of Independent Auditors", and copies of two decisions taken by the Board of Directors, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ Türk Otomobil Fabrikası A.Ş.

dlw 3/28

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 05.03.2002

Number of the Decision : 2002 / 3

Participants :

- Mrs. Suna KIRAÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ.Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Francesco GIROLDI	: Auditor
- Mrs. Füsun AKKAL	: Auditor

AGENDA :

1- Determination of the location, date, time and Agenda of the Ordinary Meeting of the General Assembly,
2- Selection of Independent External Auditing Company.
3- Addition of income from sales of immovables to the capital.

The Member of the Board of Directors Mr. Aydın Çubukçu, proposed that the items of agenda be discussed and that appropriate resolutions be passed with respect thereto. Thus, the Board of Directors discussed and resolved on the following matters.

1- For a discussion of the below given agenda, it has been decided to convene the annual Ordinary General Assembly Meeting of Tofaş Türk Otomobil Fabrikası A.Ş. on Wednesday, 16 April 2003 at 16.00 hours, in Divan Hotel located at Cumhuriyet Caddesi No: 2 Taksim-İstanbul, as determined by the previous resolution passed by the Board of Directors to effect the convention ceremony according to the applicable procedures, and to therefore prepare the Balance Sheets and Income Statements as well as the Board of Directors' Report that will be submitted to the General Assembly's approval, to present them to next meeting of the Board of Directors for a preliminary discussion, and to keep such Board of Directors Report, Balance Sheets, Income Statements and Auditing Reports in Company Headquarters for a period of 15 days prior to the General Assembly Meeting for inspection by the Shareholders.

35th ORDINARY GENERAL ASSEMBLY OF
TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ
DATED 16 APRIL 2003
AGENDA OF THE MEETING

1. Opening and election of the Chairmanship Council,

2. Reading and discussing the reports of Board of Directors and Auditors and the summary of Independent Auditors' Report issued by Güney Serbest Muhasebeci Mali Müşavirlik A.Ş with respect to 2002 operations and accounts; approval, approval with amendment or rejection of the Board of Directors' proposal in respect of the 2002 Balance Sheets and Income Statements,

3. Acquittance of the Members of the Board of Directors and the Auditors from liability in respect of the Company's operations in 2002,

4. Approval of replacement of the Board of Directors during the year under the Article 315 of Turkish Commercial Code,

5. Approval, approval with amendment or rejection of the Board's proposal relating to the appropriation of 2002's income,

6. Approval of auditing works as of the end of 2002 to be carried out by Güney S.M.M.M.A.Ş. pursuant to Regulation on Independent Auditing in Capital Market issued by Capital Market Board,

7. Approval of the results of the Independent External Auditing Organisation carried on by the Board of Directors according to laws and regulations in connection with the Capital Market,

8. Re-election or replacement of the Auditors whose terms of office have expired,

9. Determination of the annual remuneration of the Chairman and the Members of the Board of Directors as well as of the Auditors,

10. Authorization of the Board of Directors to do business related to the Company's objectives in person or on behalf of others enabling them to participate in the companies of similar business and do transactions pursuant to the Articles 334 and 335 of Turkish Commercial Code, provided that such Members of the Board of Directors are prohibited from being Board Members, officers or employees of the companies or third persons engaged in the business of motor vehicles other than motor vehicles manufactured by or under the licence of Fiat Group,

11. Giving authorization to the Chairmanship Council to sign the Minutes of the General Assembly Meeting and to consider this to be satisfactory, on behalf of the Shareholders,

12. Wishes and Opinions.

2- Pursuant to provisions of the communique relating to Independent Auditing in the Capital Market issued by the Capital Market Board, it has been decided that Ernst & Young - Güney S.M.M.M.A.Ş. be assigned as independent external auditors as from the 2002 accounting period to audit corporate accounts and that an agreement be executed with the mentioned firm in this respect.

3- As it is stated in the Decision 2002/10 of our Board of Directors, it has been decided that the income from sales of immovables of our Company totaling to TL 2.144.828.097.271- will be added to the issued capital along with a capital increase within the year 2003.

SUNA KIRAÇ
Chairman

JAN NAUM
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

İ. AYDIN ÇUBUKÇU
Member

Maurizio MAGNABOSCO
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

TOFAŞ

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision : 19.03 2003

Number of the Decision : 2003/4

Participants :

- Mrs. Suna KIRAÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ.Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Francesco GIROLDI	: Auditor
- Mrs. Füsun AKKAL	: Auditor

AGENDA :

1- Approval of the Report of the Board of Directors, dated 17.03.2003.
2- Review of the Independent Auditing Report for the year 2002.

1- The Balance Sheet of 2002 and Income Statement prepared by the General Directorate of the Company and preparation of the Annual Report of the Board of Directors have been discussed and concluded as follows.

a) To approve the Balance Sheet of 2002 and submit it to the General Assembly with the sum of Assets and Liabilities amounting TL 1.242.210.440.164.030.-

b) To approve the Income Statement, of which the net term loss is TL 19.383.539.740.280.- and the parts concerning the deductions and expenditures are TL 1.707.439.574.322.378.- and parts with regard to the Sales and Incomes are TL 1.688.056.034.582.098.- and submit them to the General Assembly.

c) To be considered at the Annual General Meeting of the Shareholders of our company due to be held on 16.04.2003, as seen from the examination of the balance sheet and income table, a balance sheet loss of TL 19.383.539.740.280.- was generated as a result of operations in 2002 and to transfer the loss of 2002 to following year in accordance with the article no.14/7 of Corporate Tax Law and within the provisions of Turkish Commercial Code as well as Capital Market Regulation and to submit it to the approval of General Assembly.

d) To submit the Report of the Board of Directors for the year ended 2002 which has been given its final shape in this meeting to the Board of Auditors and thereafter to the General Assembly,

e) To have the Report of the Board of Directors , the Balance Sheet , the Income Statement and the Auditor's Report made available to inspection of the Shareholders at the Company Headquarters for a period of 15 days prior to the date of the General Assembly,

have been decided.

2- It is resolved that the Auditing Report of 14.03.2003 issued by the Independent External Audit Firm Ernst & Young Serbest Muhasebeci Mali Müşavirlik A.Ş. on 2002 accounts be reviewed and that the General Assembly be submitted for approval the financial statements as of 31.12.2002.

SUNA KIRAÇ **Chairman**	**JAN NAUM** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
İ. AYDIN ÇUBUKÇU **Member**	**Maurizio MAGNABOSCO** **Member**
CAMILLO ROSSOTTO **Member**	**GIORGIO FOSSATI** **Member**